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SEC FILE NUMBER
8-70613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Edward Wolfe LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11710 Plaza America Drive, Suite 2000
(No. and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263 - 6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathon Rowles _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Edward Wolfe LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Executive Officer _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EDWARD WOLFE LLC
Financial Statements
For the Year Ended December 31, 2025
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Edward Wolfe LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Edward Wolfe LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

March 30, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC


Edward Wolfe LLC
Statement of Financial Condition
As of December 31, 2025


Assets

Cash	$	25,731
Due from affiliate		7,800
Website development, net of amortization of $4,667		9,333
Prepaid expenses and other		6,670
Total assets	$	49,534

Liabilities and member's equity

Liabilities

Deferred revenue	$	3,750
Total liabilities		3,750
Member's equity		45,784
Total liabilities and member's equity	$	49,534

See notes to financial statements.


Edward Wolfe LLC
Statement of Operations
For the Year Ended December 31, 2025


Revenue

Investment banking	$	14,050
Total Revenue		14,050
Expenses		
Professional fees		30,100
Technology and Communications		7,867
Occupancy		24,480
Other		2,997
Total Expenses		65,444
Net loss before income taxes		(51,394)
Income taxes		-
Net loss	$	(51,394)

See notes to financial statements.

Edward Wolfe LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance at December 31, 2024	$	72,178
Contributions		25,000
Net loss		(51,394)
Balance at December 31, 2025	$	45,784


Edward Wolfe LLC
Statement of Cash Flows
For the Year Ended December 31, 2025


Cash flows from operating activities:

Net loss	$	(51,394)
Items which do not affect cash:		
Amortization of website development		4,667
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Increase in due from affiliate		(7,800)
Increase in prepaid expenses and other assets		(1,129)
Increase in deferred revenue		3,750
Net cash used by operating activities		(51,906)

Cash flows from investing activities:

Website development		(14,000)
Net cash used by investing activities		(14,000)

Cash flows from financing activities:

Contributions		25,000
Net cash provided by financing activities		25,000
Net decrease in cash		(40,906)
Cash at beginning of year		66,637
Cash at end of year	$	25,731

See notes to financial statements.

Edward Wolfe LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Description of Business

Edward Wolfe LLC (the "Company") was formed on August 31, 2020 under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily engages in private placements of securities, mergers and acquisitions and best efforts underwritings. As a limited liability company, the member's liability is limited to its investment.

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services as well as consulting services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees").

For certain contracts, revenue is recognized over time for advisory agreements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, this would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, amounts received would be reflected as deferred revenue on the accompanying Statement of Financial Condition. Amounts received from an engagement in which performance obligations were not satisfied prior to the end of 2025 totaled $3,750.

Success fee revenue for advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction). The Company additionally recognizes certain fees encompassed by placement and advisory and consulting contracts over time as the related performance obligations are simultaneously provided to and consumed by the customer.

Income Taxes

The Company's taxable income or loss is included in the consolidated corporate income tax return filed by its sole member. The Company calculates the provision for income

Note 1   **Organization and Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the member. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

Accounts Receivable
Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts.   The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash
The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Note 2   **Contingencies**
The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

Note 3   **Net Capital Requirements**
The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $21,981, which

Note 3 **Net Capital Requirements (continued)**
was $16,981 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.17 to 1.00.

Note 4 **Subsequent Events**
Subsequent events were evaluated through the date the financial statements were issued.

Note 5 **Concentrations**
All revenue earned during 2025 was from two customers. All of accounts receivable at December 31, 2025 is due from one customer.

Note 6 **Leases**
The Company occupies office space under an operating lease that automatically renews annually. Rent expense for the year was approximately $24,480. The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 month or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Note 7 **Segment Reporting**
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement and advisory services as well as consulting services related to capital raising activities and mergers and acquisitions transactions. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8 **Income Taxes**
Income tax expense consists of the following:

Current tax expense	$ -
Deferred tax benefit	-
Total	$ -

The Company has a net operating loss carryforward of approximately $107,000 at December 31, 2025, that is available to offset taxable income arising in future years. The potential deferred tax asset arising from the loss carry forward of approximately $29,000 at December 31, 2025, has been fully offset by a valuation allowance as there is less than a 50% probability of it being realized.

Note 9   **Related Party Transactions**

The Company earned approximately $9,050 of its investment banking revenues during the year ended December 31, 2025, from an advisory agreement with an affiliate entity under common control. The balance due from affiliate at December 31, 2025, arises from this agreement.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this agreement did not exist.

Note 10   **Net Loss**

The Company incurred a loss for 2025. The Company's member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

Schedule I

Edward Wolfe LLC
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

Total member's equity	$	45,784
Less Non-allowable assets:		
Due from affiliate		7,800
Website development, net		9,333
Prepaid expenses and other assets		6,670
Total non-allowable assets		23,803
Net capital before haircuts		21,981
Less haircuts		-
Net capital		21,981
Aggregate indebtedness		3,750
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess Net Capital	$	16,981
Ratio of aggregate indebtedness to net capital		0.17 to 1.00

Reconciliation with Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2025:

There is no significant difference between net capital as computed above and net capital as reported on Part IIA of Form X-17A-5, as amended, as of December 31, 2025.

EDWARD WOLFE LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

With respect to the Information Relating to Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34- 70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Edward Wolfe LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Edward Wolfe LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Edward Wolfe LLC stated that it conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2025, without exception, and (3) Edward Wolfe LLC stated that Edward Wolfe LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Edward Wolfe LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edward Wolfe LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 30, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



EXEMPTION REPORT

We, as members of management of Edward Wolfe LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2025, without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2025 to December 31, 2025 without exception.

Jonathon Rowles, CEO
February 20, 2026

11710 Plaza America Drive, Suite 2000 Reston, VA 20190   +1 (703) 871-5225   www.edwardwolfe.com